Exhibit 4.10

Execution Version

AMENDED AND RESTATED IDB INVEST LOAN AGREEMENT OFFER LETTER

City of Buenos Aires February 4, 2020

Messrs.

INTER-AMERICAN INVESTMENT CORPORATION

Attention: Portfolio Management Division, Investment Operations Department

Ref.: Offer Letter No. ILA 1/20

The undersigned, TELECOM ARGENTINA S.A., a corporation duly organized and existing under the laws of the Republic of Argentina, whose principal activity is the provision of telecommunications services in the Republic of Argentina (the “Borrower”) is pleased to submit this irrevocable offer No. ILA 1/20 (the “Offer”) to INTER-AMERICAN INVESTMENT CORPORATION, an international organization established by the Agreement Establishing the Inter-American Investment Corporation among its member countries (“IDB Invest” and together with the Borrower the “Parties”), acting in its own capacity and as agent acting on behalf of the INTER-AMERICAN DEVELOPMENT BANK, an international organization established by the Agreement Establishing the Inter-American Development Bank among its member countries (“IDB”), to enter into a loan agreement on the Terms and Conditions attached hereto as Annex I (including all schedules thereto) (the “Amended and Restated IDB Invest Loan Agreement”) for the provision of the loans described in Annex I to finance its working capital and its other financial needs in support of the Borrower’s capital expenditures plan for the year 2019 in Argentina, including the continued rollout of its 4G mobile network and further expansion of its fixed broadband service.

This Offer shall be open for acceptance in writing by IDB Invest in the form of Schedule 3 hereto, until 11:59 pm New York time on February 4, 2020 unless extended in writing for an additional period of time by the Borrower (the “Expiration Date”); forthwith after the Expiration Date, this Offer shall automatically lose all force and effect.

Any term, condition, statement, representation or guarantee expressed in this Offer which may indicate an assertion, abstention, commitment and/or general right or obligation – whatever the grammatical form may be, shall only be enforceable and valid for the Parties if this Offer is accepted pursuant to the terms hereof. If this Offer is not accepted, such term, condition, statement, representation and/or guarantee shall not be valid or enforceable nor shall cause any legal commitment since they shall be deemed as if they had not been written.

Upon written acceptance of the Offer on or before the Expiration Date by IDB Invest, the Amended and Restated IDB Invest Loan Agreement (the “Agreement”) shall become in full force and effect subject to the Terms and Conditions set forth in Annex I and shall be legally binding upon, and enforceable against, each and all of the Parties. The Agreement shall be deemed entered into as of the date of the acceptance of IDB Invest.

This Offer shall be governed by and construed in accordance with the laws of the State of New York, United States of America.

Offer Letter No. ILA 1/20

Sincerely,

TELECOM ARGENTINA S.A.,

By:	/s/ Gabriel Pablo Blasi
Name: Gabriel Pablo Blasi
Title: Chief Financial Officer

By:	/s/ Mariano J. Piñero
Name: Mariano J. Piñero
Title: Treasury Manager

Offer Letter No. ILA 1/20

Annex I

Terms and Conditions of the Amended and Restated IDB Invest Loan Agreement

Offer Letter No. ILA 1/20

Offer Letter No. ILA 1/20

W I T N E S S E T H:

WHEREAS, the Borrower’s principal activity is the provision of telecommunications services in the Republic of Argentina and the Borrower has requested IDB Invest to provide the loans described in this Agreement to finance its working capital and its other financial needs in support of the Borrower’s capital expenditures plan for the year 2019 in Argentina, including the continued rollout of its 4G mobile network and further expansion of its fixed broadband service;

WHEREAS, on or about the date hereof, the Borrower and IDB Invest have entered into the Amended and Restated Common Terms Agreement (as defined below);

WHEREAS, IDB Invest has agreed to lend, and the Borrower has agreed to borrow, loans subject to the terms and conditions set forth in this Agreement and the Amended and Restated Common Terms Agreement; and

WHEREAS, the Parties entered into that certain IDB Invest Agreement dated May 29, 2019 (such agreement, as in effect on the date thereof, without any amendments or modifications thereto, the “Original IDB Invest Loan Agreement”), and now wish to amend and restate the Original IDB Invest Loan Agreement in its entirety as set forth herein.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Offer Letter No. ILA 1/20

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.01      Definitions.      Wherever used in this Offer and/or in the subsequent Agreement, if the Offer is accepted, and except as otherwise defined herein, terms defined in the Terms and Conditions of the Amended and Restated Common Terms Agreement shall have the meaning ascribed to them therein, and the following terms have the meanings opposite them:

“Agreement” has the meaning set forth in the body of the Offer;

“Amended and Restated Common Terms Agreement” means the amended and restated common terms agreement entered into on or around the date hereof among the Borrower, IDB Invest and each Co-Lender from time to time party thereto;

“Borrower” has the meaning set forth in the body of the Offer;

“Disbursement Long-Stop Date” means with respect to the IDB Invest A Loan, the IDB A Loan and the IDB Invest B1 Loan, July 31, 2019;

“IDB” has the meaning set forth in the body of the Offer;

“IDB Invest” has the meaning set forth in the body of the Offer;

“IDB Group Loan Variable Rate” means the sum of (a) applicable LIBOR on the Interest Determination Date for that Interest Period for 6 months (or, in the case of the first Interest Period for the Disbursement, for 1 month, 2 months, 3 months or 6 months, whichever period is closest to the duration of the relevant Interest Period (or, if two periods are equally close, the longer one)) rounded to the nearest three decimal places, plus (b) the applicable Relevant Spread;

“Indemnified Parties” has the meaning set forth in Section 7.02(b) (Indemnification by the Borrower);

“Interest Determination Date” means except as otherwise provided in Section 2.03(d)  (Interest), the second Business Day before the beginning of each Interest Period;

“Market Disruption Cost Certificate” shall mean a certificate furnished to the Paying Agent by a Participant, upon the Paying Agent’s request, certifying: (a) the circumstances giving rise to the Market Disruption Event; (b) that LIBOR for the relevant Interest Period will not adequately reflect the cost of funding its Participation; (c) the cost (expressed as a percentage per annum) of funding its Participation for the relevant Interest Period; and (d) that such Participant has exercised reasonable efforts to minimize or eliminate the effect of the Market Disruption Event;

“Market Disruption Event” means that, before the close of business in London on the Interest Determination Date for the relevant Interest Period, the cost to IDB Invest (or a Participant) of funding the IDB Group Loans would be in excess of LIBOR;

“Original IDB Invest Loan Agreement” has the meaning set forth in the recitals hereto;

“Patriot Act” has the meaning set forth in Section 7.03(b) (USA Patriot Act Notice);

Offer Letter No. ILA 1/20

“Paying Agent Account” means the account in the name of the Inter-American Investment Corporation held at JPMORGAN CHASE BANK in New York, New York, United States of America, Account No: 323 373844, ABA: 021000021, SWIFT: CHASUS33, Ref. OPR# 12542-01, or such other account as IDB Invest may designate from time to time; and

“Relevant Spread” means (a) with respect to the IDB Invest A Loan, 4.9% per annum, (b) with respect to the IDB Invest B Loans, the rate per annum specified in the relevant B Loan Supplement and (c) with respect to the IDB A Loan, 4.9% per annum.

Section 1.02      Financial Calculations; Interpretation; Business Day Adjustment.

(a)        This Agreement is the Amended and Restated IDB Invest Loan Agreement referred to in the Amended and Restated Common Terms Agreement.

(b)        The provisions set out in Sections 1.02 (Financial Calculations), 1.03 (Interpretation) and 1.04 (Business Day Adjustment) of the Terms and Conditions of the Amended and Restated Common Terms Agreement shall apply herein, mutatis mutandis, as if set out in this Agreement in full (and as if each reference therein to “each Lender”, “any Lender”, or “the Lenders” were a reference to IDB Invest, and each reference to “this Agreement”, “ or “the Financing Documents” were a reference to this Agreement).

Section 1.03      Conflict with Amended and Restated Common Terms Agreement. In the event of any conflict between the Terms and Conditions of this Agreement and the Terms and Conditions of the Amended and Restated Common Terms Agreement, the Terms and Conditions of this Agreement will prevail as between the parties to this Agreement.

ARTICLE II

THE IDB GROUP LOANS

Section 2.01      The IDB Group Loans. Subject to the provisions of this Agreement and the Amended and Restated Common Terms Agreement, IDB Invest agrees to lend to the Borrower, and the Borrower agrees to borrow from IDB Invest, the IDB Group Loans consisting of:

(a)        a loan, in an aggregate principal amount of up to fifteen million Dollars ($15,000,000) (the “IDB Invest A Loan”);

(b)        a loan, in an aggregate principal amount of up to sixty million Dollars ($60,000,000) (the “IDB A Loan”);

(c)        a loan, in an aggregate principal amount of up to twenty five million Dollars ($25,000,000) (the “IDB Invest B1 Loan”);

(d)        a loan, in an aggregate principal amount of up to fifty million Dollars ($50,000,000) (the “IDB Invest B2 Loan”); and

(e)        a loan, in an aggregate principal amount of up to seventy five million Dollars ($75,000,000) (the “IDB Invest B3 Loan”).

Offer Letter No. ILA 1/20

Section 2.02      Disbursement Procedure.

(a)        The Borrower may request the Disbursement of the IDB Group Loans in accordance with Section 2.02 (Disbursement Procedure) of the Terms and Conditions of the Amended and Restated Common Terms Agreement.

(b)        IDB Invest is not obligated to make any Disbursement of the IDB A Loan or the IDB Invest B Loans, unless and until IDB (in the case of the IDB A Loan) and the relevant Participants (in the case of the IDB Invest B Loans) shall have made available, in immediately available funds, their proportionate share of such Disbursement.

(c)         To the extent any of the IDB Group Loans are disbursed concurrently, such IDB Group Loans shall be disbursed pro rata with each other in proportion to their respective available Commitment to the Total Commitment.

Section 2.03      Interest. The Borrower shall pay interest on the IDB Group Loans in accordance with this Section 2.03:

(a)        During each Interest Period, the IDB Group Loans shall bear interest at the applicable Interest Rate for that Interest Period.

(b)        Interest on the IDB Group Loans shall accrue from day to day, be prorated on the basis of a 360 day year for the actual number of days in the relevant Interest Period and be payable in arrears on the Interest Payment Date immediately following the end of that Interest Period; provided, that if the Disbursement is made less than 15 days before an Interest Payment Date, interest on the Disbursement shall be payable commencing on the second Interest Payment Date following the date of the Disbursement.

(c)         Subject to Sections 2.03(e) and (f), the Interest Rate for any Interest Period shall be the IDB Group Loan Variable Rate. On each Interest Determination Date for any Interest Period, IDB Invest shall determine the Interest Rate applicable to that Interest Period and promptly notify the Borrower of that rate.

(d)         If, for any Interest Period, IDB Invest cannot determine LIBOR by reference to the Reuters Service (or if the Reuters Service is not available, with reference to any other service (such as Bloomberg Financial Markets Service) that displays such rates as may be specified by IDB Invest) or if the ICE (or NYSE Euronext, or any other applicable successor entity) for any reason ceases (whether permanently or temporarily) to publish interbank offered rates for deposits in Dollars for the relevant Interest Period, IDB Invest shall notify the Borrower, and shall instead determine LIBOR:

(i)	on the Interest Determination Date by calculating the arithmetic mean (rounded to the nearest three decimal places) of the offered rates advised to IDB Invest on or around 11:00 a.m., London time, for deposits in Dollars and otherwise in accordance with Section 2.03(c), by any 4 major banks active in Dollars in the London interbank market, selected by IDB Invest; provided, that if less than four quotations are received, IDB Invest may rely on the quotations so received if not less than 2; or

(ii)	if less than 2 quotations are received from the banks in London in accordance with subsection (i) above, on the first day of the relevant Interest Period, by calculating the arithmetic mean (rounded to the nearest three decimal places) of the offered rates advised to IDB Invest on or around 11:00 a.m., New York time,

Offer Letter No. ILA 1/20

for loans in Dollars and otherwise in accordance with Section 2.03(c), by a major bank or banks in New York, New York selected by IDB Invest.

(e)        Subject to any alternative rate of interest agreed as contemplated by Section 2.03(f)  below, if a Market Disruption Event occurs in relation to all or any part of the IDB Group Loans for any Interest Period, IDB Invest shall (on its own or at the request of the relevant Participants with respect to the IDB Invest B Loans) promptly notify the Borrower of such event and the relevant Interest Rate for the IDB Invest A Loan, the IDB Invest B Loans, the IDB A Loan, or the relevant portion of any, as applicable, for that Interest Period shall be the rate which is the sum of:

(i)	the Relevant Spread; and

(ii)	either (A) the rate which expresses as a percentage rate per annum the cost to IDB Invest of funding the IDB Group Loans (or the cost to the relevant Participant of funding its Participation) from whatever source it may reasonably select or (B) at the option of IDB Invest (or the relevant Participant, as the case may be), LIBOR for the relevant period as determined in accordance with Section 2.03(c) above;

(f)	(i)	If a Market Disruption Event occurs in relation to all or any part of the IDB Group Loans and the Borrower so requires, within 5 Business Days of the notification by IDB Invest pursuant to Section 2.03(e) above, IDB Invest and the Borrower shall enter into good faith negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest applicable to the IDB Invest A Loan, the IDB Invest B Loans, the IDB A Loan, or the relevant portion of any, as applicable.

(ii)	Any alternative basis agreed pursuant to sub-paragraph (i) above shall take effect in accordance with its terms and be binding on each party hereto.

(iii)	If agreement cannot be reached, the Borrower may prepay the relevant portion of the IDB Group Loan in accordance with Section 2.06(a) (Prepayment) of the Terms and Conditions of the Amended and Restated Common Terms Agreement, except the prepayment premium specified in the proviso of Section 2.06(a) (Prepayment) of this Agreement shall not apply.

(g)       The determination by IDB Invest, from time to time, of the applicable Interest Rate shall be final and conclusive and bind the Borrower (unless the Borrower shows to IDB Invest’s reasonable satisfaction that the determination involves manifest error).

(h)        If (i) the rate determined for LIBOR in accordance with Section 2.03(c) or Section  2.03(d), (ii) the rate determined in accordance with Section 2.03(e)(ii)(A), or (iii) the rate determined for the substitute basis in accordance with Section 2.03(f)(i), is below zero, such rate shall be deemed to be zero.

Section 2.04      [Reserved].

Section 2.05      Repayment. The Borrower shall repay the IDB Group Loans as follows:

(a)        with respect to the IDB Invest A Loan and the IDB A Loan, on the following Interest Payment Dates and in the following amounts:

Offer Letter No. ILA 1/20

	IDB Invest A Loan	IDB A Loan
	Principal Amount	Principal Amount
Interest Payment Date	Due	Due

November 15, 2021	$1,500,000	$6,000,000
May 15, 2022	$1,500,000	$6,000,000
November 15, 2022	$1,500,000	$6,000,000
May 15, 2023	$1,500,000	$6,000,000
November 15, 2023	$1,500,000	$6,000,000
May 15, 2024	$1,500,000	$6,000,000
November 15, 2024	$1,500,000	$6,000,000
May 15, 2025	$1,500,000	$6,000,000
November 15, 2025	$1,500,000	$6,000,000
May 15, 2026	$1,500,000	$6,000,000

(b)       with respect to the IDB Invest B Loans, on the Interest Payment Dates and in the amounts provided for in the relevant B Loan Supplement.

Section 2.06      Prepayment.

(a)        Voluntary Repayment. The Borrower may repay all or any part of the IDB Group Loans in accordance with Section 2.06 (Prepayment) of the Terms and Conditions of the Amended and Restated Common Terms Agreement; provided that if all or any portion of the IDB Group Loans bearing interest at an IDB Group Loan Variable Rate is prepaid at any time, on the date of any such prepayment, the Borrower shall pay a prepayment premium consisting of an amount in Dollars equal to the relevant percentage of the amount to be prepaid, such percentage being (i) 2.0%, if such prepayment occurs on or before the first anniversary of the Disbursement of the IDB Group Loans, (ii) 1.5%, if such prepayment occurs after the first anniversary, but before or on the third anniversary, of the Disbursement of the IDB Group Loans, and (iii) 1.0% if such prepayment occurs after the third anniversary of the Disbursement of the IDB Group Loans. The determination by IDB Invest of the prepayment premium shall be final and conclusive and bind the Borrower (unless the Borrower shows, to the reasonable satisfaction of IDB Invest, that such determination involved manifest error).

(b)        Mandatory Repayment. The Borrower shall repay the IDB Group Loans in accordance with Section 2.06 (Prepayment) of the Terms and Conditions of the Amended and Restated Common Terms Agreement.

Section 2.07      Fees.

(a)	The Borrower shall pay IDB Invest a commitment fee:

(i)	with respect to the IDB Invest A Loan, at the rate of 1.0% per annum on the daily average balance of that part of the IDB Invest A Loan that from time to time has not been disbursed or cancelled, beginning to accrue on the date of the Original IDB Invest Loan Agreement;

(ii)	with respect to the IDB Invest B Loans, at a rate of 1.0% per annum on the daily average balance of that part of the IDB Invest B Loans that from time to time has

Offer Letter No. ILA 1/20

not been disbursed or cancelled, beginning to accrue on the effective date of the relevant B Loan Supplement;

(iii)	with respect to the IDB A Loan, at the rate of 1.0% per annum on the daily average balance of that part of the IDB A Loan that from time to time has not been disbursed or cancelled, beginning to accrue on the date of the Original IDB Invest Loan Agreement, pro  rated on the basis of a 360-day year for the actual number of days elapsed and payable semi-annually, in arrears, on each Interest Payment Date, the first such payment to be due on the first Interest Payment Date occurring after the Disbursement of the relevant IDB Group Loan.

(b)         The Borrower shall also pay to IDB Invest such other fees in accordance with the Amended and Restated IDB Invest Fee Letter, including:

(i)	a front-end fee on the IDB Group Loans;

(ii)	a mobilization fee in connection with the IDB Invest B Loans and each Co-Loan;

(iii)	an annual administration fee in connection with the IDB Invest B Loans and each Co-Loan; and

(iv)	an annual portfolio supervision fee.

(c)        If the Borrower and IDB Invest (i) agree to restructure all or part of the IDB Group Loans or (ii) otherwise agree to any amendment, supplement or modification to, or waiver under, this Agreement or any of the Financing Documents to which the Borrower and IDB Invest are a party, in each case, the Borrower and IDB Invest shall negotiate in good faith an appropriate amount to compensate IDB Invest for the additional work of IDB Invest staff required in connection with such restructuring, amendment, supplement, modification or waiver.

Section 2.08      Currency and Place of Payments.

(a)        The Borrower shall make all payments of principal, interest, fees, and any other amount due to IDB Invest under this Agreement and the other Financing Documents in Dollars, in same day funds, to the Paying Agent Account. Payments must be received in the Paying Agent Account no later than 1:00 p.m. New York time.

(b)        The tender or payment of any amount payable under this Agreement or any other Financing Document (whether or not by recovery under a judgment) in any currency other than Dollars shall not novate, discharge or satisfy the obligation of the Borrower to pay in Dollars all amounts payable under this Agreement or the relevant Financing Document except to the extent that (and as of the date when) IDB Invest actually receives funds in Dollars in the Paying Agent Account pursuant to Section  2.08(a).

(c)        The Borrower hereby expressly, unconditionally and irrevocably waives any right it may have in any jurisdiction (including without limitation any right under Section 765 of the Argentine Civil and Commercial Code (if applicable)) to pay any amount under this Agreement and the other Financing Documents in a currency other than Dollars.

Offer Letter No. ILA 1/20

(d)         The Borrower hereby expressly, unconditionally and irrevocably waives the right to invoke any defense in relation to its obligations of paying any amounts due under this Agreement and the other Financing Documents, including, without limitation, defenses of impossibility, impracticability or frustration of purpose set forth in Section 1091 of the Argentine Civil and Commercial Code (if applicable), force majeure or act of God set forth in Sections 955, 1031, 1032 or 1730 of the Argentine Civil and Commercial Code (if applicable), impossibility to comply with the obligations set forth in Section 1732 of the Argentine Civil and Commercial Code (if applicable), or “onerosidad sobreviniente”, “lesión enorme” or “abuso del derecho” set forth in Section 10 of the Argentine Civil and Commercial Code.

(e)         The Borrower shall indemnify IDB Invest against any losses resulting from a payment being received or an order or judgment being given under this Agreement or any other Financing Document in any currency other than Dollars or any place other than the Paying Agent Account pursuant to Section 2.08(a). The Borrower shall, as a separate obligation, pay such additional amount as is necessary to enable IDB Invest to receive, after conversion to Dollars at a market rate and transfer to that account, the full amount due to IDB Invest under this Agreement or the relevant Financing Document in Dollars and in the Paying Agent Account pursuant to Section 2.08(a).

(f)          Notwithstanding the provisions of Section 2.08(a) to Section 2.08(d), IDB Invest may require the Borrower to pay (or reimburse IDB Invest) for any Taxes, fees, costs, expenses and other amounts payable under Sections 2.14(a) (Taxes) or Section 2.15 (Expenses) of the Terms and Conditions of the Amended and Restated Common Terms Agreement in the currency in which they are payable, if other than Dollars.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01      Common Representations and Warranties. The representations and warranties set out in Section 3.01 (Representations and Warranties) of the Terms and Conditions of the Amended and Restated Common Terms Agreement shall be made and are deemed to be made herein, mutatis mutandis, for the benefit of IDB Invest as if set out in this Agreement in full.

Section 3.02      Information Memorandum. The Borrower represents and warrants to IDB Invest, as of the date hereof, that the Information Memorandum dated as of May 24, 2019 relating to the Borrower and its Subsidiaries and the Transaction was and continues to be true and accurate (other than for projections and other forward-looking statements contained in that Information Memorandum which the Borrower believes to be reasonable) and does not contain any information which is misleading in any material respect nor does it omit any information the omission of which makes the information contained in it misleading in any material respect; provided, that no representation shall be given to any statement included in the Information Memorandum that was prepared by, or furnished on behalf of, any party other than the Borrower.

ARTICLE IV

CONDITIONS OF THE DISBURSEMENT

Section 4.01      Conditions of the Disbursement. The obligation of IDB Invest to make the Disbursement of the IDB Group Loans is subject to the fulfillment prior to or concurrently with the making of such Disbursement of the following conditions:

Offer Letter No. ILA 1/20

(a)       Common Conditions of the Disbursement. Each of the conditions set forth in Section 4.1 (Conditions of the Disbursement) and Section 4.02 (Borrower Certification) of the Terms and Conditions of the Amended and Restated Common Terms Agreement;

(b)	IDB Group Loan Conditions.

(i)	The proceeds of the IDB Group Loans are not intended to be used in the territories of any country that is not a member country of IDB or IDB Invest, or for reimbursements of expenditures in those territories or for goods produced in or services supplied from any such country;

(ii)	With respect to the Disbursement of the IDB Invest B Loans only, IDB Invest has received formal commitments from one or more Participants to acquire one or more Participations in an aggregate amount equal to the full amount of the relevant IDB Invest B Loan, evidenced by the execution and delivery to IDB Invest by each such Participant of a Participation Agreement, a B Loan Supplement and, if requested, a related fee letter; and

(iii)	With respect to the Disbursement of the IDB Invest B Loans only, IDB Invest has received from each relevant Participant;

(A)	not later than one Business Day prior to the requested date of Disbursement, confirmation that each such Participant is prepared to fund its pro rata share of the requested Disbursement; and

(B)	by 10:00 a.m. on the date of Disbursement, the funding of each such Participant’s pro rata share of the applicable Disbursement.

ARTICLE V

PARTICULAR COVENANTS

Section 5.01      Common Particular Covenants. The covenants set out in Article V (Particular Covenants) of the Terms and Conditions of the Amended and Restated Common Terms Agreement shall apply herein, mutatis mutandis, for the benefit of IDB Invest as if set out in this Agreement in full.

Section 5.02      Expenditures in IDB Invest or IDB Member Countries. Unless IDB Invest otherwise agrees in writing, the Borrower shall not, and shall cause each of its Subsidiaries not to, use the proceeds of the IDB Group Loans in the territories of any country that is not a member country of IDB or IDB Invest, or for reimbursements of expenditures in those territories or for goods produced in or services supplied from any such country.

Section 5.03      Development Indicators. Unless IDB Invest otherwise agrees in writing, the Borrower shall deliver to IDB Invest as soon as possible, but in any event no later than the date specified in Schedule 2, a development indicators report in the form of, and with the information and addressing the topics listed in, Schedule 2, which form may be revised by IDB Invest from time to time.

Offer Letter No. ILA 1/20

ARTICLE VI

EVENTS OF DEFAULT

The provisions set out in Article 6 (Events of Default) of the Terms and Conditions of the Amended and Restated Common Terms Agreement shall apply herein, mutatis mutandis, for the benefit of IDB Invest as if set out in this Agreement in full.

ARTICLE VII

PAYING AGENT

Section 7.01      IDB Invest as Paying Agent.

(a)        Appointment. The Borrower hereby requests IDB Invest to act as paying agent with respect to the IDB Group Loans (the “Paying Agent”), to take all such actions with respect to the IDB Group Loans and to exercise all such powers as are delegated to it by the terms of this Agreement, together with such other powers as are reasonably incidental thereto, and IDB Invest agrees to act as Paying Agent and to perform its obligations hereunder.

(b)        Notification of Participations. Prior to or upon the execution by all parties thereto of any Participation Agreement that has not been entered into as of the date of this Agreement, the Paying Agent shall notify the Borrower that such Participation Agreement will be, or has been, executed.

(c)        No Implied Responsibilities. Nothing in this Agreement shall be construed to impose upon IDB Invest, in its separate capacity as Paying Agent, any obligations other than those provided expressly in this Agreement, and IDB Invest, as Paying Agent, shall not be responsible except for performance of such obligations as are set forth in this Agreement. Nothing in this Agreement shall require the Paying Agent to expend, advance or risk its own funds or otherwise incur financial liability in the performance of any of its obligations, or in the exercise of any of its rights or powers, as Paying Agent. The Paying Agent may consult with counsel and any advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it in good faith and in accordance with such advice or opinion of counsel. The Paying Agent shall not be deemed to have knowledge of any Event of Default or Potential Event of Default or of the related circumstances unless and until the Borrower or IDB Invest shall have given notice thereof to the Paying Agent, describing such Event of Default or Potential Event of Default or such circumstances.

(d)        Payments into the Paying Agent Account. In accordance with Section 2.08 (Currency and Place of Payments) of this Agreement, payments of principal, interest, fees, and any other amount due to IDB Invest under this Agreement and the other Financing Documents, shall be made to the Paying Agent in Dollars, in immediately available funds, to the Paying Agent Account (or to such other account or accounts as the Paying Agent may instruct) by no later than 1:00 p.m. New York time.

(e)	Disbursements; Interest Rate Determinations.

(i)	Upon IDB Invest’s receipt of a request for Disbursement of the IDB Group Loans, and provided that IDB Invest is satisfied that all applicable conditions to such Disbursement are satisfied, IDB Invest, as Paying Agent, shall promptly, but no later than 2:00 p.m., New York City time, seven (7) Business Days after IDB Invest’s receipt of such request for Disbursement, prepare and distribute a disbursement notice to the relevant Participants that (A) allocates to each of IDB

Offer Letter No. ILA 1/20

Invest, IDB and each Participant the principal portion of the IDB Group Loans to be disbursed by each such Person (based upon the Participation held by each Participant), and (B) instructs IDB Invest, IDB and each such Participant to make such funds available to the Paying Agent in accordance with the terms of this Agreement and the relevant Participation Agreement.

(ii)	No later than 2:00 p.m., New York City time, on the requested date of Disbursement and assuming (A) timely receipt by IDB Invest of the request for Disbursement of the IDB Group Loans, and (B) deposit by IDB Invest, IDB and the relevant Participants of funds in the amount of the appropriate portion of such Disbursement into the Paying Agent Account prior to 10:00 a.m., New York City time on the requested date of Disbursement, the Paying Agent shall transfer the amount of such Disbursement, in immediately available funds, in Dollars, to the Borrower, in accordance with the applicable request for Disbursement. In addition, on any date following the date of this Agreement on which this Agreement requires IDB Invest or the Paying Agent to determine or establish an interest rate for any IDB Group Loan, IDB Invest or, as applicable, the Paying Agent shall compute such interest rate in accordance with this Agreement, as applicable, and shall provide notice of such determination to each Participant and IDB.

(iii)	On any Business Day on which a Market Disruption Event has occurred pursuant to Section 2.03(e) (Interest) and is continuing, the Paying Agent shall:

(A)	request each affected Participant to provide a Market Disruption Cost Certificate within one (1) Business Day of its receipt of such request;

(B)	promptly upon receipt of such Market Disruption Cost Certificate(s) (and regardless of whether any affected Participant fails to submit a Market Disruption Cost Certificate), determine the relevant Interest Rate for the applicable Interest Period for all or the relevant portion of the affected IDB Invest B Loans in accordance with Section 2.03(e) (Interest);

(C)	in determining the relevant Interest Rate, use LIBOR for the relevant period as contemplated by Section 2.03(e)(ii)(B) (Interest) for any Participant that does not submit a Market Disruption Cost Certificate as that Participant’s cost of funding its Participation; and

(D)	provide notice to each affected Participant of the relevant Interest Rate for the applicable Interest Period for all or the relevant portion of the affected IDB Invest B Loans determined in accordance with Section 2.03(e) (Interest).

(f)	Payment of Principal, Interest and Fees.

(i)	Subject to the timely deposit of funds sufficient to make the payment of principal, interest, fees and other amounts then due by the Borrower into the Paying Agent Account no later than 1:00 p.m., New York City time on the relevant date in accordance with Section 2.08 (Currency and Place of Payments), the Paying Agent will make such funds available to each

Offer Letter No. ILA 1/20

Participant in accordance with the provisions of this Agreement and the relevant Participation Agreement to the extent due to such Participant.

(ii)	If the Borrower fails to deposit such funds into the Paying Agent Account no later than 1:00 p.m., New York City time on the relevant date in accordance with Section 2.08 (Currency and Place of Payments), (A) the Paying Agent shall so notify the Borrower and the relevant Participants no later than 2:00 p.m., New York City time on the relevant date and (B) upon subsequent receipt of funds sufficient to make such payment of principal, interest, fees and other amounts, the Paying Agent will promptly make such funds available to such Participants in accordance with the provisions of this Agreement and the Participation Agreement, provided that, the Borrower hereby irrevocably agrees that the Paying Agent may deem any payment, or part thereof, relating to the IDB Invest B Loans that is received after 1:00 p.m., New York City time as made on the next Business Day and accordingly, if such payment is received later than that time, interest will accrue on any Participant’s pro rata share of that payment with respect to which IDB Invest is unable to make same day remittance to that Participant due to the failure of the Borrower to make the payment no later than 1:00 p.m. New York time.

(g)        Actions in Accordance with Applicable Laws. The Paying Agent shall not be required to comply with any terms of this Agreement if, in its judgment, such compliance could subject it, IDB or the Participants to any criminal or civil liability unless, in the case of civil liability, the Paying Agent shall have been indemnified in a manner satisfactory to it. Nothing herein shall require or authorize the Paying Agent to take any action in breach of any applicable law or of its obligations under this Agreement or the Participation Agreement.

Section 7.02      Liability of Paying Agent; Hold Harmless.

(a)         Limitation of Liability of the Paying Agent. The Paying Agent shall treat the Paying Agent Account as a trust account otherwise subject to all applicable rules, regulations and practices generally followed by the Paying Agent in connection with its trust activities. The Paying Agent shall have no liability to any Person, including the Participants, for non-compliance by any other party to this Agreement, the Amended and Restated Common Terms Agreement, or the Participation Agreements with the terms thereof or for any delay in the payment of amounts due in respect of this Agreement, the Common Terns Agreement or the Participation Agreement. Absent the Paying Agent’s bad faith, gross negligence or willful misconduct, as determined by a final, non-appealable decision of a court of competent jurisdiction, the Paying Agent shall not be liable to any Person, including the Borrower or the Participants, in acting within the scope of this Agreement. The Paying Agent shall not be liable for any indirect, consequential or punitive damages, regardless of whether or not such damages are foreseeable or contemplated.

(b)         Indemnification by the Borrower. The Borrower agrees to indemnify, protect and keep harmless the Paying Agent and its successors, permitted assigns, directors, officers, agents, representatives, attorneys and employees (the “Indemnified Parties”), from and against, any and all claims, liabilities, actions, suits, judgments, demands, obligations, losses, damages, penalties, costs and expenses, including interest, court expenses and reasonable attorney fees and expenses that may at any time be imposed on, incurred by, or asserted against the Paying Agent that in any way relate to or arise out of its execution and delivery or performance of this Agreement, except that the Borrower shall not be required to indemnify, protect or keep harmless an Indemnified Party to the extent that a court of

Offer Letter No. ILA 1/20

competent jurisdiction finally determines pursuant to a non-appealable judgment that the relevant Indemnified Party’s gross negligence or willful misconduct gave rise to the relevant loss.

(c)        No Rights to Third Parties. Nothing in this Agreement, express or implied, shall give any Person, other than the parties hereto, the Participants and their successors and permitted assigns, any benefit or any legal, equitable or other right, remedy or claim under this Agreement.

Section 7.03      USA Patriot Act Notice. Pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) or similar legislation in another country, the Paying Agent is required to obtain, verify and record information (and, if applicable, to provide such information to the Participants) that identifies the Borrower and each of its shareholders, directors and officers, which information may include the name and address, and the organizational documents, of the Borrower and such other information as is necessary to allow the Paying Agent and the Participants to comply with their respective obligations under the Patriot Act or such similar legislation; provided that, to the extent any information and/or documentation is available on the Borrower’s website, the Borrower shall not be required to furnish such information and/or documentation.

Section 7.04      Resignation and Termination.

(a)        Subject to the appointment and acceptance of a successor Paying Agent as provided below, IDB Invest may resign as Paying Agent at any time by notice to the Participants and the Borrower. Upon any such resignation, IDB Invest shall have the right to appoint a successor Paying Agent, provided that, so long as no Event of Default or Potential Event of Default has occurred and is continuing, such appointment shall be subject to the Borrower’s consent, such consent not to be unreasonably withheld, conditioned or delayed.

(b)        Upon a successor Paying Agent’s acceptance of its appointment pursuant to a paying agency agreement, it shall succeed to and become vested with all the rights, powers, privileges and duties of IDB Invest in its capacity as Paying Agent hereunder (subject to the terms of such new paying agency agreement), and IDB Invest, in its capacity as the resigning Paying Agent, shall be discharged from its duties and obligations as the Paying Agent under this Agreement and the other Financing Documents.

(c)        After IDB Invest’s resignation as Paying Agent hereunder, all the successor paying agent’s rights, powers, privileges and duties shall be contained in a separate paying agency agreement.

(d)       Upon the satisfaction in full of all the obligations under the IDB Invest B Loans, IDB Invest shall be discharged from its duties and obligations as the Paying Agent under this Agreement and the other Financing Documents.

ARTICLE VIII

MISCELLANEOUS

Section 8.01      Common Miscellaneous Provisions. The provisions set out in Sections 7.01 (Saving of Rights), 7.02 (Notices), 7.03 (English Language), 7.05 (Enforcement), 7.06 (Disclosure of Information) and 7.07 (Indemnification; No Consequential Damages) of the Terms and Conditions of the Amended and Restated Common Terms Agreement shall apply herein, mutatis mutandis, as if set out in this Agreement in full (and as if each reference therein to “each Lender”, “any Lender”, or “the Lenders” were a reference to IDB Invest, and each reference to “this Agreement”, or “the Financing Documents” were a reference to this Agreement).

Offer Letter No. ILA 1/20

Section 8.02      Term of Agreement. This Agreement shall be deemed entered into force as of the date of acceptance of the Offer by IDB Invest and continue in force until all monies payable under it have been fully paid in accordance with its provisions.

Section 8.03      Successors and Assignees.

(a)        This Agreement binds and benefits the respective successors and assignees of the parties. However, the Borrower may not assign or delegate any of its rights or obligations under this Agreement without the prior written consent of IDB Invest. Any assignment or delegation in violation of this subsection shall be void.

(b)        IDB Invest may, without the need of any notice to or consent from any party or any other action, assign, participate or otherwise allot to one or more Persons all or any portion of its rights and obligations under this Agreement and the other Financing Documents.

Section 8.04      Amendments, Waivers and Consents . Any amendment or waiver of, or any consent given under, any provision of this Agreement shall be in writing and, in the case of an amendment, signed by the parties.

Section 8.05      Counterparts. This Agreement may be executed in several counterparts, each of which is an original, but all of which together constitute one and the same agreement. Delivery of an executed counterpart signature page by facsimile or other electronic means shall constitute effective execution and delivery of this Agreement.

Section 8.06      Drafting. Each party to this Agreement represents and warrants to each other party that such party has had an opportunity to review, negotiate and propose modifications to this Agreement with a legal counsel, and has executed this Agreement based upon such party’s own judgment and advice of a legal counsel. Each party to this Agreement acknowledges that it has had the opportunity to be represented by counsel of its choice in deciding whether to enter into this Agreement on the terms and conditions set forth in it. The parties agree that the contra proferentem principle of contract interpretation is not to be applied to this Agreement; that is, any ambiguity or inconsistency in the Agreement is to be resolved in accordance with the most reasonable construction and not strictly for or against either party by virtue of that party’s authorship of a relevant provision of the Agreement or of any of its interim drafts.

Section 8.07      Most Favored Nation.

(a)        If at any time any Financial Debt incurred by the Borrower pursuant to any Loan Agreement has the benefit of any provision that, in the discretion of IDB Invest, is more favorable to the holders or lenders of such Financial Debt than the terms of this Agreement (except in respect of any assignment or tax gross up provision set forth in any such Loan Agreement), then if IDB Invest so requests, this Agreement comments shall be amended or supplemented to incorporate such more favorable provision.

(b)         If there is any amendment, supplement, waiver or other modification of any Loan Agreement or any other Financing Document, then the Borrower shall promptly provide notice thereof to IDB Invest.

*                *                *

Offer Letter No. ILA 1/20

SCHEDULE 1

FORM OF B LOAN SUPPLEMENT

OFFER LETTER

[Place] [Date]

Messrs.

INTER-AMERICAN INVESTMENT CORPORATION

Attention: [•]

Ref.: Offer Letter No. BLS 1/19

The undersigned, TELECOM ARGENTINA S.A., a corporation duly organized and existing under the laws of the Republic of Argentina, and whose principal activity the provision of telecommunications services in the Republic of Argentina (the “Borrower”) is pleased to submit this irrevocable offer No. BLS 1/19 (the “Offer”) to INTER-AMERICAN INVESTMENT CORPORATION, an international organization established by the Agreement Establishing the Inter-American Investment Corporation among its member countries (“IDB Invest” and together with the Borrower the “Parties”), acting in its own capacity and as agent acting on behalf of the INTER-AMERICAN DEVELOPMENT BANK, an international organization established by the Agreement Establishing the Inter-American Development Bank among its member countries (“IDB”), to enter into a supplement loan agreement attached hereto as Annex I (including all schedules thereto) (the “B Loan Supplement”).

This Offer shall be open for acceptance in writing by IDB Invest in the form of Annex II hereto, until 11:59 pm New York time on __, [•] unless extended in writing for and additional period of time by the Borrower (the “Expiration Date”); forthwith after the Expiration Date, this Offer shall automatically lose all force and effect.

Any term, condition, statement, representation or guarantee expressed in this Offer which may indicate an assertion, abstention, commitment and/or general right or obligation – whatever the grammatical form may be, shall only be enforceable and valid for the Parties if this Offer is accepted pursuant to the terms hereof. If this Offer is not accepted, such term, condition, statement, representation and/or guarantee shall not be valid or enforceable nor shall cause any legal commitment since they shall be deemed as if they had not been written.

Upon written acceptance of the Offer on or before the Expiration Date by IDB Invest, the B Loan Supplement shall become in full force and effect subject to the Terms and Conditions set forth in Annex I, and shall be legally binding upon, and enforceable against, each and all of the Parties. The B Loan Supplement shall be deemed entered into as of the date of acceptance of this Offer by IDB Invest.

This Offer shall be governed by and construed in accordance with the laws of the State of New York, United States of America.

Offer Letter No. ILA 1/20

Sincerely,

TELECOM ARGENTINA S.A.,

By:

Name:

Title:

Offer Letter No. ILA 1/20

Annex I
Terms and Conditions of the B Loan Supplement

Reference is made to (a) an amended and restated common terms agreement dated as of [•], 2020 (as amended, supplemented or otherwise modified from time to time, the Amended and Restated Common Terms Agreement), among (i) TELECOM ARGENTINA S.A., a corporation duly organized and existing under the laws of the Republic of Argentina (the Borrower), (ii) INTER-AMERICAN INVESTMENT CORPORATION, an international organization established by the Agreement Establishing the Inter-American Investment Corporation among its member countries (IDB Invest), acting in its own capacity and as agent acting on behalf of the INTER-AMERICAN Development Bank, an international organization established by the Agreement Establishing the Inter-American Development Bank among its member countries (the IDB), and (iii) each Co-Lender, as defined therein and from time to time party thereto; and (b) a loan agreement dated as of [•], 2020 (as amended, supplemented or otherwise modified from time to time, the Amended and Restated IDB Invest Loan Agreement), between the Borrower and IDB Invest acting in its own name and as agent acting on behalf of IDB. Capitalized terms used but not defined herein have the meanings provided in the Amended and Restated Common Terms Agreement and Amended and Restated IDB Invest Loan Agreement, as applicable. The provisions set out in Sections 1.02 (Financial Calculations), 1.03 (Interpretation) and 1.04 (Business Day Adjustment) of the Amended and Restated Common Terms Agreement shall apply herein, mutatis mutandis, as if set out in this Offer (the B Loan Supplement).

1.	[name(s) of Participant(s)] [has][have] indicated to the IDB Invest that [it is][they are] prepared to acquire a [100]% Participation in the IDB Invest B[1][2][3] Loan with a principal amount of up to [____] Dollars ($[_____]) if made by the IDB Invest to the Borrower on the following terms:

(a)	The repayment schedule of the IDB Invest B[1][2][3] Loan will be as is provided in the attached Schedule 1, including:

(i)	First Repayment Date: [______ __, 20__]; and

(ii)	IDB Invest B[1][2][3] Loan Final Maturity Date: [______ __, 20__]; and

(b)	The applicable interest rate will be a variable rate determined by IDB Invest as the sum of (x) applicable LIBOR on the Interest Determination Date for that Interest Period, plus (y) [•%].

(c)	The IDB Invest B[1][2][3] Loan shall be disbursed in a single Disbursement

(d)	[Insert any other agreed terms.]:

The terms of the IDB Invest B[1][2][3] Loan will otherwise be as provided in the Amended and Restated IDB Invest Loan Agreement.

2.	Upon acceptance of this Offer by IDB Invest, the Borrower (i) acknowledges and accepts the terms set forth above for purposes of the IDB Invest B[1][2][3] Loan to be made by the IDB Invest to the Borrower pursuant to the Amended and Restated IDB Invest Loan Agreement, and (ii) agrees to borrow the IDB Invest B[1][2][3] Loan on such terms, subject to the terms of the Amended and Restated IDB Invest Loan Agreement.

Offer Letter No. ILA 1/20

3.	Upon acceptance of this Offer, the Borrower and IDB Invest, agree that the Terms and Conditions of the B Loan Supplement shall constitute an amendment of the Amended and Restated IDB Invest Loan Agreement, modifying the terms thereof as provided herein.

Offer Letter No. ILA 1/20

Schedule 1 to the B Loan Supplement

(Repayment Schedule)

Offer Letter No. ILA 1/20

Annex II

Form of Acceptance Letter of the B Loan Supplement

ACCEPTANCE LETTER

[Place], [Date]

To:

TELECOM ARGENTINA S.A.

Attention: [•]

Re: Acceptance to the Offer Letter No. BLS 1/19

Dear Sirs,

On behalf of INTER-AMERICAN INVESTMENT CORPORATION, acting in its own capacity and as agent acting on behalf of the INTER-AMERICAN DEVELOPMENT BANK (“IDB”), we hereby fully and irrevocably accept the Offer Letter No. BLS 1/19, dated [•], 2020.

Sincerely,

INTER-AMERICAN INVESTMENT CORPORATION
Name: [•].
Title: [•].

Offer Letter No. ILA 1/20

SCHEDULE 2

DEVELOPMENT INDICATORS

The Borrower agrees to:

1.	Annually, complete a Development Indicators Report (DIR) to be delivered no later than 90 days following the end of the preceding calendar year. Such report shall contain the following information:

Indicator Name	Indicator Unit	Indicator Definition	Frequency of Measurement	Source of Information
Number of 4G/LTE Mobile Subscriptions	(#)	Number of mobile subscriptions on 4G technology, including voice and/or data at the end of the reporting period. Includes both post-pay and pre-pay subscriptions.	Annually	Financial Statements
4G/LTE mobile broadband coverage	(%)	% of country’s population covered by 4G/LTE broadband coverage.	Annually	Financial Statements
Maximum download speed offered	(Mbps)		Annually	DIR
Fixed broadband FTTH network extension	Km	Length of FTTH network extended		DIR
Sites/BTS (towers) modernized	(#)	Number of Base Transmission Stations modernized	Annually	Financial Statements
New sites/BTS[1] (towers)	(#)	Number of new Base Transmission Stations added	Annually	Financial Statements
Direct employment	(# FTE)	Number of full-time equivalent (FTE) workers employed with the company or project’s hard assets during the reporting period. Part-time jobs are converted to full-time equivalent jobs on a pro rata basis, based on local definition (e.g., if working week equals 40 hours, a 24 hr/week job would be equal to 0.6 FTE job; a full-time position for three months would be equal to a 0.25 FTE job if the reporting period is one year). If the information is not available, the rule-of-thumb is two part-time jobs equal a full-time job.	Annually	Financial Statements

[1]       Base Transmission Systems

Offer Letter No. ILA 1/20

2.	With regards to the Expanded Supervision Report (XSR) pursuant with the recommendations provided by the Evaluation Cooperation Group –Good Practice Standards (ECG-GPS) that will be carried out once the project reaches Early Operation Maturity (EOM) (expected in June 2020), the Borrower will:

-	Respond to additional questions necessary to evaluate the Project’s results and in order to prepare a cost-benefit analysis.

-	Complete two surveys so IDB Invest can obtain its feedback on work quality during the structuring and monitoring phases of the project.

Offer Letter No. ILA 1/20

SCHEDULE 3

FORM OF ACCEPTANCE LETTER

ACCEPTANCE LETTER

Washington, D.C. February 4, 2020

To:

TELECOM ARGENTINA S.A.

Attention: Mr. Juan Martin Vico, Mr. Leonardo Franceschini

Re: Acceptance to Offer Letter No. ILA 1/20

Dear Sirs,

On behalf of INTER-AMERICAN INVESTMENT CORPORATION, acting in its own capacity and as agent acting on behalf of the INTER-AMERICAN DEVELOPMENT BANK (“IDB”), we hereby fully and irrevocably accept the Offer Letter No. ILA 1/20, dated February 4, 2020.

Sincerely,

INTER-AMERICAN INVESTMENT CORPORATION

Name:

Title:

Offer Letter No. ILA 1/20